February 22, 2010

Robert W. Duggan
Chief Executive Officer
Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, CA 94085-4521

Re: **Pharmacyclics, Inc.**
        Form 10-K for the Year Ended June 30, 2009
        Filed September 22, 2009
        File No. 000-26658

Dear Mr. Duggan:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K
Business
Manufacturing, page 21

1. We note that you have filed as material contract exhibits, three agreements with third party manufacturers and that you state in a risk factor on page 31 that you rely heavily on third party contract manufacturers. Accordingly, please expand

the disclosure in your Business section to discuss the material terms of these contracts.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Nandini A. Acharya at (202) 551-3495 or myself at (202) 551-3679 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director